April 19, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attention: Dan Crawford

Re:NeuroBo Pharmaceuticals, Inc.

Registration Statement on Form S-3

File No. 333-278646

Acceleration Request

Requested Date:April 23, 2024

Requested Time:5:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, NeuroBo Pharmaceuticals, Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-3 (File No. 333-278646) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. The Company hereby authorizes each of Phillip Torrence, Samuel Katz and Rachel Rhodes of Honigman LLP, counsel to the Company, to make such request on its behalf.

Please confirm the effectiveness of the Registration Statement with Phillip Torrence of Honigman LLP by telephone at (269) 337-7702, Samuel Katz of Honigman LLP by telephone at (313) 465-8137 or Rachel Rhodes  of Honigman LLP by telephone at (313) 465-7977.

Sincerely,

NEUROBO PHARMACEUTICALS, INC.

/s/ Hyung Heon Kim
Hyung Heon Kim
President and Chief Executive Officer

cc:	Phillip D. Torrence, Honigman LLP
Samuel Katz, Honigman LLP
Rachel Rhodes, Honigman LLP

NeuroBo Pharmaceuticals, Inc.

545 Concord Avenue, Suite 201

Cambridge, MA 02138

857.702.9600

info@neurobopharma.com